EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,
	2017	2016
Income before income taxes	$127.5	$164.6

Share of undistributed income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.4)	(0.4)
Amortization of capitalized interest	0.3	0.3
Interest expense	16.4	17.1
Interest portion of rental expense	1.8	2.4
Earnings	$145.6	$184.0

Interest	16.7	17.5
Interest portion of rental expense	1.8	2.4
Fixed Charges	$18.5	$19.9

Ratio of Earnings to Fixed Charges	7.87	9.25